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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

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
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                                                                                                                   SEC FILE NUMBER
                                                    NOTIFICATION OF LATE FILING                                       000-23387
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
                                                                                                                --------------------
(CHECK ONE):          [ ] FORM 10K   [ ] FORM 20-F   [ ] FORM 11-K   [X] FORM 10-Q   [ ] FORM N-SAR                CUSIP NUMBER
                                                                                                                --------------------
                     For Period Ended:  March 31, 2001

                      [ ]    Transition Report on Form 10-K
                      [ ]    Transition Report on Form 20-F
                      [ ]    Transition Report on Form 11-K
                      [ ]    Transition Report on Form 10-Q
                      [ ]    Transition Report on Form N-SAR
                      [ ]    Transition Report on Form 10-K

                     For the Transition Period Ended:______________________
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                            READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
        NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Teligent, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):  8065 Leesburg Pike,
                                                            Suite 400

City, State and Zip Code: Vienna, VA 22182

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file the Form 10-Q report due to its financial condition which has resulted in the devotion of substantial time and effort to discussions with the Registrant's creditors regarding the potential restructuring of the Registrant's and its affiliates' debts. In addition to the departure of the Registrant's Chief Executive Officer, Chief Financial Officer and General Counsel, several members of the Registrant's financial staff have terminated their employment and have not yet been replaced. The Registrant is presently dedicating substantially all of its management efforts to ensure continued stable operations in light of its financial condition and thus is unable to complete its Form 10-Q report without unreasonable expense or effort.

PART IV - OTHER INFORMATION

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
(1)      Name and telephone number of person to contact in regard to this notification

         Stuart H. Kupinsky                                               703                          762-5203
         (Name)                                                           (Area Code)                  (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
         If answer is no, identify reports(s).                                                         [X] Yes       __ No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
         thereof?                                                                                      [X] Yes        __No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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See Part III for the reasons why a reasonable estimate of the results cannot be made.

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                                 Teligent, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 15, 2001                   By: /s/ Stuart H. Kupinsky
                                          ----------------------
                                          Stuart H. Kupinsky
                                          Senior Vice President, General Counsel
                                          and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 202 of Regulations S-T (Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter)